FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 6th September 2012

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Royal Dutch Shell plc

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

Due to a company reorganization, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately. Instead the relevant holdings under management by CRMC and CGII will be reported in aggregate by The Capital Group Companies, Inc ("CGC"). It is solely for this reason (and not as a result of any additional acquisition or disposal) that CGC is reporting this aggregated holding.

X

3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See answer to Question 9
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	3 September 2012
6. Date on which issuer notified:	5 September 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of voting rights[x]
			Direct	Indirect	Direct xi	Indirect xii	Direct	Indirect
A Ordinary (GB00B03MLX29)	13,935,071	13,935,071		13,926,993		13,926,993		0.2194%
A ADRs (US7802592060)	44,861,460	89,722,920		44,861,460		89,722,920		1.4137%
B Ordinary (GB00B03MM408)	100,088,987	100,088,987		100,088,987		100,088,987		1.5771%
B ADRs (US7802591070)	74,075,901	148,151,802		74,075,901		148,151,802		2.3344%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
351,890,702	5.5446%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The Capital Group Companies, Inc. ("CG") holdings

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company
Capital International Limited
Capital International SArl
Capital International, Inc.
Capital Research and Management Company

Number of Shares 10,668,607 846,098 453,186 849,249 339,028,562	Percent of Outstanding 0.168% 0.013% 0.007% 0.014% 5.342%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:	Mark Edwards Royal Dutch Shell plc
15. Contact telephone number:	+44 207 934 2817

Annex: Notification of major interests in sharesxxii

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name	Vivien Tan
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469
Other useful information(e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

Due to a company reorganization, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management separately. With effect from 1 September 2012, the holdings under management of CRMC and CGII will be reported in aggregate by the group's parent company, The Capital Group Companies, Inc.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 6 September 2012